Filed by: Deutsche Investment Trust (811-00043)

pursuant to Rule 425 under the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

File Number of the Related Registration Statement: 333-220129

 Subject Company: Deutsche Small Cap Value Fund,

a series of Deutsche Value Series, Inc. (811-05385)

Deutsche Small Cap Value Fund

URGENT ACTION REQUIRED

ADJOURNED MEETING REMINDER

Dear Fund Shareholder:

Over the last several weeks we have sent you multiple sets of proxy materials concerning an important proposal affecting your investment in the Deutsche Small Cap Value Fund. The Special Meeting of the Fund, was adjourned to allow shareholders more time to vote on the proposal as sufficient quorum was not reached to hold the meeting.

The Special Meeting will reconvene on January 10, 2018, at 9:00 a.m. Eastern Time at 345 Park Avenue, New York, New York, 10154. This letter was sent because you held shares in the fund on the record date and we still have not received your vote.

YOUR FUND’S BOARD RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL

YOUR VOTE IS VERY IMPORTANT

VOTING NOW HELPS MINIMIZE PROXY COSTS, AVOIDS UNNECESSARY COMMUNICATIONS AND ELIMINATES PHONE CALLS TO SHAREHOLDERS

Please vote using one of the following options:

1.	VOTE ONLINE

Log on to the website or scan the QR code shown on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on-screen instructions.

2.	VOTE BY TOUCH-TONE TELEPHONE

Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

A copy of the Proxy Statement may be viewed or downloaded at the website listed on your proxy card. Please read the materials carefully. If you have any questions regarding the proposal, or need assistance with voting, you may call Computershare Fund Services, the funds’ proxy solicitor, toll free at 1-866-963-6127.

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.

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